K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 19, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 8, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 135 under the Securities Act of 1933, as amended, and Amendment No. 137 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 27, 2014, accession no. 0001133228-14-002192 (the “Amendment”). The Amendment relates to the registration of Class C shares of Absolute Return Currency Fund, Technical Opportunities Fund, Emerging Markets Debt Fund, and U.S. Equity Fund, each a series of the Trust (each a “Fund” and, collectively, the “Funds”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

I.	Comments for All Funds

Comment 1 — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response to Comment 1 — The Funds will make the requested change.

Comment 2 — In “Fund summary — Fees and expenses — Shareholder fees,” please disclose the circumstances under which the small account fee is imposed.

Response to Comment 2 — The Funds respectfully decline to make any change in response to this comment. The circumstances under which the small account fee is imposed are appropriately disclosed under “Your account — Dividends and account policies — Small accounts.”

Comment 3 — Please provide for the staff’s review the missing information under “Fund summary — Past performance.”

Response to Comment 3 — The “Past performance” information is included in Appendix A to this letter.

Comment 4 — In “Fund summary — Portfolio management,” please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response to Comment 4 — The Funds respectfully decline to make any change in response to this comment. The fact that each Fund’s listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio is appropriately disclosed under “Who’s who — Subadvisor.”

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Comment 5 — In “Fund summary — Principal risks,” please consider including more recent applicable events to the “Economic and market events risk” factor. The staff notes that most of the events included in this risk are 2008 events.

Response to Comment 5 — The Funds will consider making this change. If the Funds do make the change, it will be made in the next annual update.

II.	Comment for Absolute Return Currency Fund, Technical Opportunities Fund, and Emerging Markets Debt Fund

Comment 6 — Please confirm that each Fund’s use of derivatives is consistent with its investment objective, in accordance with staff guidance in the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response to Comment 6 — Each Fund confirms that its use of derivatives is consistent with its investment objective, in accordance with the staff guidance cited in this comment.

III.	Comment for Absolute Return Currency Fund, Technical Opportunities Fund, and U.S. Equity Fund

Comment 7 — In “Fund details — Financial highlights,” please either correct or remove the header reading “Fund details.”

Response to Comment 7 — The Funds will make the requested change.

IV.	Comment for Emerging Markets Debt Fund and Technical Opportunities Fund

Comment 8 — In “Fund summary — Principal risks,” please describe the tax impacts of high portfolio turnover in the “High portfolio turnover risk” factor.

Response to Comment 8 — The Funds respectfully decline to make any change in response to this comment. The tax impacts of high portfolio turnover are appropriately disclosed in “High portfolio turnover risk” under “Fund summary — Principal risks,” as well as under “Fund summary — Portfolio turnover.”

V.	Comments for Absolute Return Currency Fund

Comment 9 — In “Fund summary — Principal investment strategies,” because the word “currency” is in the Fund’s name, please revise the Fund’s investment policy to state that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in “currency” investments pursuant to Rule 35d-1(a)(2)(i) of the 1940 Act.

Response to Comment 9 — The Fund respectfully declines to make the requested change with respect to the Fund’s 80% policy, which states, “Under normal market conditions at least 80% of the value of the fund’s net assets, including borrowings for investment purposes, if any, will be exposed to currency through currency forwards and other currency transactions, such as spot currency transactions and currency options.” The Fund’s 80% policy is consistent with the requirements of Rule 35d-1 under the 1940 Act requiring that an investment company with a name suggesting that the fund focuses its investments in a particular type of investment, industry, or region invest at least 80% of its assets in such type of investment, industry, or region.

Comment 10 — In “Fund summary — Principal investment strategies,” please disclose the Fund’s maturity policy as it relates to the Fund’s investments in debt obligations.

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Response to Comment 10 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 11 — In “Fund summary — Principal investment strategies,” please describe what is meant by the term “absolute return.” Please confirm whether any other techniques are used in the management of the Fund’s assets.

Response to Comment 11 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 12 — In “Fund summary — Principal investment strategies,” please describe what is meant by the terms “systematic” and “fundamentally based.” Please also remove the parentheses around the last sentence of the first paragraph under the heading “Principal investment strategies.”

Response to Comment 12 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 13 — Please add separate risk factors for “currency exchange rate” and “geographic focus” in “Fund summary — Principal risks.”

Response to Comment 13 — The Fund respectfully declines to make any change in response to this comment. Supplementally, the Fund notes that disclosures regarding “Currency risk,” “Foreign securities risk” and “Emerging markets risk” are currently included in the prospectus under “Fund summary — Principal risks.”

VI.	Comments for Technical Opportunities Fund

Comment 14 — In “Fund summary — Principal investment strategies,” please disclose how the subadvisor will invest the Fund’s assets when technical criteria are not attractive.

Response to Comment 14 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 15 — In “Fund summary — Principal investment strategies,” please describe in plain English the technical indicators that the subadvisor may consider with investing the Fund’s assets.

Response to Comment 15 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 16 — In “Fund summary — Principal investment strategies,” please describe in plain English the investment techniques discussed in the second paragraph under the heading “Principal investment strategies.”

Response to Comment 16 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

Comment 17 — In “Fund summary — Principal investment strategies,” the Fund states that it may invest in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 17 — The Fund respectfully declines to make any change in response to this comment. Because the amount of acquired fund fees and expenses incurred by the Fund for the fiscal year ended July 31, 2013 amounted to no more than 0.01%, it is not necessary to add a separate line in the fee table for such expenses.

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Comment 18 — In “Fund summary — Principal investment risks,” please consider adding disclosure regarding the risks of investing in American Depositary Receipts and Global Depositary Receipts in the
“Foreign securities risk” factor.

Response to Comment 18 — The Fund will consider making this change. If the Fund does make the change, it will be made in the next annual update.

VII.	Comments for U.S. Equity Fund

Comment 19 — In “Fund summary — Principal investment strategies,” it is stated that “Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity investments that are tied economically to the United States” (emphasis added). The staff views “tied economically to the United States” to be so broad as to include all global companies. Please provide more specific criteria for determining which issuers are U.S. issuers (e.g., if an issuer derives greater than 50% of its revenues from the United States).

Response to Comment 19 — The Fund will address the requested change in the next annual update.

Comment 20 — “Fund summary — Principal risks” includes disclosure regarding “Healthcare risk.” If applicable, please disclose in “Fund summary — Principal investment strategies” that the Fund may invest in issuers in the healthcare industry.

Response to Comment 20 — The Fund respectfully declines to make any change in response to this comment. The “Fund summary — Principal investment strategies” states that: “The fund may make significant investments in certain sectors, including information technology and healthcare sectors.”

VIII.	Comments for the Statements of Additional Information

Comment 21 — In “Additional Information about the Trustees” in the paragraph describing James J. Oates, please disclose that he is the Chairman of the Trust.

Response to Comment 21 — The Funds respectfully decline to make any change in response to this comment. Mr. Oates’s position as Chairperson of the Board is disclosed in the table of Trustee information under “Those Responsible for Management — Independent Trustees.”

Comment 22 — In the second paragraph under the heading “Duties and Compensation of Trustees,” please disclose who is the Chairperson of the Board of Trustees of the Trust.

Response to Comment 22 — The Funds respectfully decline to make any change in response to this comment. Mr. Oates’s position as Chairperson of the Board is disclosed in the table of Trustee information under “Those Responsible for Management — Independent Trustees.”

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

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3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068, George P. Attisano at (617) 261-3240, or Kinga Kapuscinski, Assistant Secretary of the Trust, at (617) 663-3872.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Cc: Kinga Kapuscinski

APPENDIX A

John Hancock Absolute Return Currency Fund (formerly John Hancock Currency Strategies Fund)

Class C

Past performance

The following performance information in the bar chart and table below illustrates the variability of the fund's returns and provides some indication of the risks of investing in the fund by showing changes in the fund's performance from year to year. However, past performance (before and after taxes) does not indicate future results. All figures assume dividend reinvestment. Performance for the fund is updated daily, monthly, and quarterly, and may be obtained at our website, jhinvestments.com/FundPerformance, or by calling 800-225-5291, Monday–Thursday between 8:00 A.M. and 7:00 P.M., and on Friday, between 8:00 A.M. and 6:00 P.M., Eastern time.

Calendar year total returns. These do not include sales charges and would have been lower if they did.

Average annual total returns. Performance of a broad-based market index is included for comparison.

After-tax returns. These reflect the highest individual federal marginal income-tax rates in effect as of the date provided and do not reflect any state or local taxes. Your actual after-tax returns may be different. After-tax returns are not relevant to shares held in an IRA, 401(k), or other tax-advantaged investment plan.

August 2, 2010, is the inception date for the oldest class of shares, Class A shares. Because Class C shares of the fund had not commenced operations as of the date of this prospectus, the returns shown are those of Class A shares that have been recalculated to apply the estimated gross fees and expenses of Class C shares. Returns for Class C shares would have been substantially similar to returns of Class A shares because both share classes are invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.

Calendar year total returns—Class C (%)

Year-to-date total return. The fund's total return for the six months ended June 30, 2014, was 3.83%.

Best quarter: Q2 '13, 8.30%

Worst quarter: Q2 '11, –4.80%

Average annual total returns (%)	1 Year	Inception
As of 12-31-13		08-02-10
Class C before tax	1.37	–0.95
After tax on distributions	–0.66	–1.59
After tax on distributions, with sale	1.72	–0.80
Citigroup 1-Month U.S. Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	0.03	0.06

John Hancock Emerging Markets Debt Fund

Class C

Past performance

The following performance information in the bar chart and table below illustrates the variability of the fund's returns and provides some indication of the risks of investing in the fund by showing changes in the fund's performance from year to year. However, past performance (before and after taxes) does not indicate future results. All figures assume dividend reinvestment. Performance for the fund is updated daily, monthly, and quarterly, and may be obtained at our website, jhinvestments.com/FundPerformance, or by calling 800-225-5291, Monday–Thursday between 8:00 A.M. and 7:00 P.M., and on Friday, between 8:00 A.M. and 6:00 P.M., Eastern time.

Calendar year total returns. These do not include sales charges and would have been lower if they did.

Average annual total returns. Performance of a broad-based market index is included for comparison.

After-tax returns. These reflect the highest individual federal marginal income-tax rates in effect as of the date provided and do not reflect any state or local taxes. Your actual after-tax returns may be different. After-tax returns are not relevant to shares held in an IRA, 401(k), or other tax-advantaged investment plan.

January 4, 2010, is the inception date for the oldest class of shares, Class A shares. Because Class C shares of the fund had not commenced operations prior to the date of this prospectus, the returns shown are those of Class A shares that have been recalculated to apply the estimated gross fees and expenses of Class C shares. Returns for Class C shares would have been substantially similar to returns of Class A shares because both share classes are invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.

Calendar year total returns—Class C (%)

Year-to-date total return. The fund's total return for the six months ended June 30, 2014, was 9.70%.

Best quarter: Q1 '12, 7.01%

Worst quarter: Q3 '11, –9.12%

Average annual total returns (%)	1 Year	Inception
As of 12-31-13		01-04-10
Class C before tax	–8.53	4.64
After tax on distributions	–10.47	2.17
After tax on distributions, with sale	–4.75	2.81
JP Morgan EMBI Global Index (reflects no deduction for fees, expenses or taxes)	–6.58	7.70

John Hancock Technical Opportunities Fund

Class C

Past performance

The following performance information in the bar chart and table below illustrates the variability of the fund's returns and provides some indication of the risks of investing in the fund by showing changes in the fund's performance from year to year. However, past performance (before and after taxes) does not indicate future results. All figures assume dividend reinvestment. Performance for the fund is updated daily, monthly, and quarterly, and may be obtained at our website, jhinvestments.com/FundPerformance, or by calling 800-225-5291, Monday–Thursday between 8:00 A.M. and 7:00 P.M., and on Friday, between 8:00 A.M. and 6:00 P.M., Eastern time.

Calendar year total returns. These do not include sales charges and would have been lower if they did.

Average annual total returns. Performance of a broad-based market index is included for comparison.

After-tax returns. These reflect the highest individual federal marginal income-tax rates in effect as of the date provided and do not reflect any state or local taxes. Your actual after-tax returns may be different. After-tax returns are not relevant to shares held in an IRA, 401(k), or other tax-advantaged investment plan.

August 3, 2009, is the inception date of the oldest class of shares, Class A shares. Because Class C shares of the fund had not commenced operations as of the date this prospectus, the returns shown are those of Class A shares that have been recalculated to apply the estimated gross fees and expenses of Class C shares. Returns for Class C shares would have been substantially similar to returns of Class A shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.

Calendar year total returns—Class C (%)

Year-to-date total return. The fund's total return for the six months ended June 30, 2014, was 2.38%.

Best quarter: Q3 '13, 15.87%

Worst quarter: Q3 '11, –16.46%

Average annual total returns (%)	1 Year	Inception
As of 12-31-13		08-03-09
Class C before tax	43.78	10.19
After tax on distributions	39.49	9.19
After tax on distributions, with sale	26.06	7.75
MSCI All Country World Index (gross of foreign withholding taxes on dividends) (reflects no deduction for fees, expenses or taxes)	23.44	13.14

John Hancock U.S. Equity Fund

Class C

Past performance

The following performance information in the bar chart and table below illustrates the variability of the fund's returns and provides some indication of the risks of investing in the fund by showing changes in the fund's performance from year to year. However, past performance (before and after taxes) does not indicate future results. All figures assume dividend reinvestment. Performance for the fund is updated daily, monthly, and quarterly, and may be obtained at our website, jhinvestments.com/FundPerformance, or by calling 800-225-5291, Monday–Thursday between 8:00 A.M. and 7:00 P.M., and on Friday, between 8:00 A.M. and 6:00 P.M., Eastern time.

Calendar year total returns. These do not include sales charges and would have been lower if they did.

Average annual total returns. Performance of a broad-based market index is included for comparison.

After-tax returns. These reflect the highest individual federal marginal income-tax rates in effect as of the date provided and do not reflect any state or local taxes. Your actual after-tax returns may be different. After-tax returns are not relevant to shares held in an IRA, 401(k), or other tax-advantaged investment plan.

October 29, 2005, is the inception date for the oldest class of shares, Class NAV shares. Because Class C shares of the fund had not commenced operations as of the date of this prospectus, the returns shown are those of Class NAV shares that have been recalculated to apply the estimated gross fees and expenses of Class C shares. Returns for Class C shares would have been substantially similar to returns of Class NAV shares because both share classes are invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.

Calendar year total returns—Class C (%)

Year-to-date total return. The fund's total return for the six months ended June 30, 2014, was 4.88%.

Best quarter: Q3 '10, 12.40%

Worst quarter: Q4 '08, –14.20%

Average annual total returns (%)	1 Year	5 Year	Inception
As of 12-31-13			10-29-05
Class C before tax	25.55	13.55	5.12
After tax on distributions	21.41	12.38	4.13
After tax on distributions, with sale	16.92	10.58	3.75
Russell 3000 Index (reflects no deduction for fees, expenses or taxes)	33.55	18.71	8.02